                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                           TELEWEST COMMUNICATIONS PLC
                                (Name of Issuer)

                 Ordinary Shares, par value 10 pence per share,
                 represented by American Depositary Shares, each
                     of which represents 10 Ordinary Shares
                         (Title of Class of Securities)

                                  87956P 10 5*
                                  ------------
                                 (CUSIP Number)

                       Limited Voting Convertible Shares,
                          par value 10 pence per share
                         (Title of Class of Securities)

                                   G8742C 102
                                   ----------
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel,
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                               Englewood, CO 80112
                                 (720) 875-5400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 3, 2001
                                   -----------
                      (Date of Event which Requires Filing
                               of this Statement)



--------
*CUSIP No. 87956P 10 5 relates to the American Depositary Shares.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

875956P 10 5
------------
(CUSIP Number)

(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons
                  LIBERTY MEDIA CORPORATION

(2)      Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]

(3)      SEC Use Only

(4)      Source of Funds
                  WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
                  [ ]

(6)      Citizenship or Place of Organization
                  Delaware


Number of                 (7)   Sole Voting Power           722,205,225 Ordinary Shares
Shares Beneficially                                          22,185,093 Limited Voting Shares
Owned by
Each Reporting Person     (8)   Shared Voting Power       1,398,022,815 Ordinary Shares*
With                                                         82,507,747 Limited Voting Shares*

                          (9)   Sole Dispositive Power      722,205,225 Ordinary Shares
                                                             22,185,093 Limited Voting Shares

                          (10)  Shared Dispositive Power  1,398,022,815 Ordinary Shares*
                                                             82,507,747 Limited Voting Shares*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,398,022,815 Ordinary Shares*
                     82,507,747 Limited Voting Shares*

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13)     Percent of Class Represented by Amount in Row (11)
                  48.7% of Ordinary Shares
                  100% of Limited Voting Shares

(14)     Type of Reporting Person
                  CO

* All of the subject Ordinary and Limited Voting Shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Liberty Media Corporation by virtue of the Revised Relationship Agreement and the Revised New Relationship Agreement referred to below. The filing of this Schedule 13D shall not be construed as an admission by Liberty Media Corporation that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject Ordinary and Limited Voting Shares as to which it does not have sole voting and dispositive power.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                                  Statement of

                            LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                           TELEWEST COMMUNICATIONS PLC
                         (Commission File No. 005-53921)

         This Amendment No. 3 to Statement on Schedule 13D relates to the ordinary shares, par value 10 pence per share (the "Ordinary Shares"), and the limited voting convertible shares, par value 10 pence per share (the "Limited Voting Shares"), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales (the "Issuer" or "Telewest"). Items 2, 3, 5, 6 and 7 of a Statement on Schedule 13D filed by Liberty Media Corporation, as amended by Amendments No. 1 and No. 2, are hereby amended as set forth below. All other information contained in such statement as amended remains correct.

ITEM 2.  IDENTITY AND BACKGROUND

         There has been no change to this Item except as follows:

         Of the Ordinary Shares and Limited Voting Shares of the Issuer described herein as beneficially owned by Liberty Media Corporation or its subsidiaries, 218,820,543 of the Ordinary Shares are beneficially owned by Liberty Flex Holdings Ltd., an indirect subsidiary of the Reporting Person, 19,945,721 of the Ordinary Shares and 22,185,093 of the Limited Voting Shares are beneficially owned by Liberty UK Holdings, Inc., an indirect subsidiary of the Reporting Person, 20,000,000 Ordinary Shares are beneficially owned by Liberty TWSTY Holdings, Inc., a direct subsidiary of the Reporting Person, and 463,438,961 of the Ordinary Shares are beneficially owned by Liberty UK, Inc., a direct subsidiary of the Reporting Person, as a result of it being the sole member of TW Holdings, L.L.C., a Colorado limited liability company (see Amendment No. 2 to the Statement on Schedule 13D filed by Microsoft Corporation on August 9, 2000).

         The Reporting Person was a subsidiary of AT&T Corp. ("AT&T") from March 9, 1999 through August 9, 2001. In March 1999, AT&T acquired by merger the Reporting Person's parent company, formerly named Tele-Communications, Inc., which has since been converted into a limited liability company and renamed AT&T Broadband, LLC. As part of that merger, AT&T issued AT&T common stock (NYSE: T) and Class A and Class B Liberty Media Group common stock. AT&T's Liberty Media Group common stock was a tracking stock designed to reflect the economic performance of the businesses and assets of AT&T attributed to the "Liberty Media Group." The Reporting Person was included in the Liberty Media Group, and its businesses and assets and those of the Reporting Person's subsidiaries constituted all of the businesses and assets of the Liberty Media Group until the Reporting Person's split off from AT&T.

         On August 10, 2001, the Reporting Person was split off from AT&T Corp. In the split off, the Reporting Person's common stock was recapitalized, and each outstanding share of AT&T Class A Liberty Media Group tracking stock was redeemed for one share of the Reporting Person's Series A common stock, and each outstanding share of AT&T Class B Liberty Media Group tracking stock was redeemed for one share of the Reporting Person's Series B common stock. As a result of the split off, the Reporting Person is an independent, publicly traded company.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") (except David J.A. Flowers, who is a Canadian citizen), is a United States citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Liberty TWSTY Holdings, Inc. acquired 20,000,000 Ordinary Shares reported in Item 5(c) in purchases on the London Stock Exchange for a total of US $39,162,516.45 cash. The purchase price of the Ordinary Shares was paid from working capital.

         Prior to such acquisition, Liberty UK Holdings, Inc. converted 20,000,000 of the Ordinary Shares held by it and reported in Item 5(c) into 20,000,000 Limited Voting Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         There has been no change in this Item except as follows:

         (a)-(b) The Reporting Person beneficially owns 218,820,543 Ordinary Shares of the Issuer through its indirect subsidiary Liberty Flex Holdings Ltd., 19,945,721 Ordinary Shares and 22,185,093 Limited Voting Shares through its indirect subsidiary Liberty UK Holdings, Inc., 20,000,000 Ordinary Shares through its direct subsidiary Liberty TWSTY Holdings, Inc., and 463,438,961 Ordinary Shares through the membership of its direct subsidiary Liberty UK, Inc. in TW Holdings, L.L.C.

         As a result of the disposition of shares held by Media One Group, Inc. to Microsoft Corporation (see Amendments No. 4 and 5 to Schedule 13D filed by Media One Group, Inc. and AT&T on June 27, 2000 and July 31, 2000, respectively), the Reporting Person may be deemed to have shared voting and dispositive power with Microsoft Corporation with respect to 1,358,261,249 Ordinary Shares and 82,507,747 Limited Voting Shares pursuant to the terms of a Revised New Relationship Agreement dated March 3, 2000 by and among Microsoft Corporation, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and the Issuer (the "Revised New Relationship Agreement") (see
Schedule 13D and Amendment No. 1 to Schedule 13D filed by Microsoft Corporation on July 18, 2001). The Reporting Person may also be deemed to have shared voting and dispositive power with AT&T with respect to 761,966,791 Ordinary Shares and 22,185,093 Limited Voting Shares (see Amendment No. 5 to Schedule 13D filed by AT&T on July 31, 2000) pursuant to the terms of the Revised Relationship Agreement.

         The filing of this Amendment shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Ordinary Shares or Limited Voting Shares that are beneficially owned by Microsoft Corporation and/or AT&T.

         Based on information provided by the Issuer, the 1,398,022,815 Ordinary Shares of the Issuer that are beneficially owned by the Reporting Person represent 48.7% of the 2,872,093,039 Ordinary Shares of the Issuer that were outstanding on May 31, 2001 and the 82,507,747 Limited Voting Shares of the Issuer that are beneficially owned by the Reporting Person represent 100% of the 82,507,747 Limited Voting Shares of the Issuer that were outstanding on that date. The 722,205,225 Ordinary Shares of the Issuer over which the Reporting Person has sole voting and dispositive power represent 25.1% of the 2,872,093,039 Ordinary Shares of the Issuer that were outstanding on May 31, 2001 and the 22,185,093 Limited Voting Shares of the Issuer over which the Reporting Person has sole voting and dispositive power represent 26.9% of the 82,507,747 Limited Voting Shares of the Issuer that were outstanding on that date.

         To the Reporting Person's knowledge, none of the Schedule 1 Persons has any interest in any securities of the Issuer as of the date of the event requiring the filing of this Amendment.

         (c) On May 3, 2001, Liberty TWSTY Holdings, Inc. acquired 20,000,000 Ordinary Shares by purchases on the London Stock Exchange. The total purchase price was US $39,162,516.45. Also on May 3, 2001, Liberty UK Holdings, Inc. converted 20,000,000 Ordinary Shares owned by it into 20,000,000 Limited Voting Shares. Except as described in this Item and Item 6, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in Ordinary Shares or Limited Voting Shares of the Issuer during the 60 days prior to May 3, 2001.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         There has been no change to this Item except for the addition of the following information:

         An Amendment Agreement dated as of May 18, 2001 (the "Amendment Agreement") was executed and delivered among Microsoft Corporation, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and the Issuer. The Amendment Agreement amends the Revised New Relationship Agreement by modifying certain provisions relating to options of the Liberty and Microsoft parties to subscribe for shares of the Issuer and notice of the exercise of options and conversions by other holders. In particular, the Amendment Agreement provides that upon the conversion of certain convertible notes of the Issuer, in certain circumstances the Microsoft and Liberty parties can subscribe for that number of Ordinary Shares (up to 500 million Ordinary Shares) which will enable such parties to maintain their combined 50.1% shareholding in the Issuer. The Amendment Agreement also provides for the procedures to accomplish the foregoing.

         A letter dated May 18, 2001 (the "Letter") was delivered by the Issuer to Microsoft Corporation, Liberty Media International, Inc., Liberty UK Holdings, Inc. and Liberty UK, Inc. The letter clarifies the Issuer's intention regarding construction of certain provisions of the Revised New Relationship Agreement relating to options of the Liberty and Microsoft parties to subscribe for shares of the Issuer, as well as certain notice provisions. In particular, the Letter makes clear that the Issuer construes the Revised New Relationship Agreement to permit the Microsoft and Liberty parties to subscribe for any number of securities up to the amounts stated in Sections 9.3 and 9.5 of the Revised New Relationship Agreement, which provides options for the Microsoft and Liberty parties to maintain their percentage shareholding in the Issuer upon certain dilutive or potentially dilutive issuances. The Letter also clarifies that the Issuer will endeavor to issue the securities subscribed for by the Microsoft and/or Liberty parties pursuant to Sections 9.3 and 9.5 of the Revised New Relationship Agreement simultaneously with, but not after, the issuance giving rise to the Microsoft and/or Liberty parties' rights to subscribe for the additional securities. The Letter also provides for the procedures to accomplish the foregoing.

         Other than as described above and in the original Statement on Schedule 13D and subsequent amendments thereto, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Telewest, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


             Exhibit No.                    Description

                 (1) Amendment Agreement dated as of May 18, 2001 among Microsoft Corporation, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and the Issuer.

                  (2) Letter dated May 18, 2001 from the Issuer to Microsoft Corporation, Liberty Media International, Inc., Liberty UK Holdings, Inc. and Liberty UK, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 20, 2001                       LIBERTY MEDIA CORPORATION

                                         /s/ CHARLES Y. TANABE
                                        ----------------------------------------
                                        Charles Y. Tanabe
                                        Senior Vice President and
                                        General Counsel

                                                                      SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty Media") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. Except for David J.A. Flowers, who is a Canadian citizen, all executive officers and directors listed on this Schedule 1 are United States citizens.


Name                               Principal Occupation
----                               --------------------
John C. Malone                     Chairman of the Board and Director of Liberty Media

Robert R. Bennett                  President, Chief Executive Officer and Director of Liberty Media

Gary S. Howard                     Executive Vice President, Chief Operating Officer and Director of Liberty Media

Larry E. Romrell                   Director of Liberty Media

Jerome H. Kern                     Director of Liberty Media; Consultant, Kern Consulting LLC

Paul A. Gould                      Director of Liberty Media; Managing Director of Allen & Company Incorporated

Donne F. Fisher                    Director of Liberty Media; President, Fisher Capital Partners, Ltd.

Charles Y. Tanabe                  Senior Vice President, General Counsel and Secretary of Liberty Media

Peter N. Zolintakis                Senior Vice President of Liberty Media

Elizabeth M. Markowski             Senior Vice President of Liberty Media

David J.A. Flowers                 Senior Vice President and Treasurer of Liberty Media

Christopher W. Shean               Vice President and Controller of Liberty Media

                                  EXHIBIT INDEX

                EXHIBIT
                NUMBER                     DESCRIPTION
                -------                    -----------
                  (1)      Amendment Agreement dated as of May 18, 2001 among
                           Microsoft Corporation, Liberty Media International,
                           Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and
                           the Issuer.

                  (2)      Letter dated May 18, 2001 from the Issuer to
                           Microsoft Corporation, Liberty Media International,
                           Inc., Liberty UK Holdings, Inc. and Liberty UK, Inc.